Issuer Free Writing Prospectus
Filed by: DSW Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. on Form S-3: 333-134227
DSW Inc.
Up to 4,560,500 Class A Common Shares, without par value (Up to 5,244,575 if the underwriter for the offering of the PIES exercises in full its option to purchase additional PIES)
Subject to delivery upon exchange of
6.625% Mandatorily Exchangeable Notes due September 15, 2011, issued by Retail Ventures, Inc.
      This free writing prospectus relates only to the Class A Common Shares of DSW Inc. described below and should be read together with the Issuer’s preliminary prospectus dated August 4, 2006 (including the documents incorporated by reference in the preliminary prospectus) relating to these securities. This free writing prospectus and the Issuer’s preliminary prospectus relate only to the Issuer’s Class A Common Shares that Retail Ventures, Inc. (“Retail Ventures”) may deliver to the holders of its PIESsm (Premium Income Exchangeable SecuritiesSM), consisting of Retail Ventures’ 6.625% Mandatorily Exchangeable Notes due September 15, 2011 (the “PIES”), which are mandatorily exchangeable for Class A Common Shares of DSW unless Retail Ventures exercises its cash settlement option in connection therewith. The PIES are obligations of Retail Ventures. The Issuer will have no obligation of any kind with respect to the PIES. The Issuer will not receive any of the proceeds from the sale of the PIES or the delivery of Class A Common Shares to which this free writing prospectus and the Issuer’s preliminary prospectus relate.

Issuer:	DSW Inc.

Securities:	Up to 4,560,500 Class A Common Shares of DSW Inc. that may be delivered by Retail Ventures on September 15, 2011 (or earlier if exchange is accelerated upon an acceleration following an event of default under the PIES), to holders of Retail Ventures’ PIES, which are being offered by Retail Ventures by means of a separate prospectus.

Maximum aggregate number of shares deliverable upon exchange of the PIES:	Under the terms of the PIES, Retail Ventures will have an obligation to deliver (unless Retail Ventures elects to settle the PIES in cash), on September 15, 2011 (or earlier if exchange is accelerated), a maximum of 1.8242 of the Issuer’s Class A Common Shares per $50 principal amount of PIES, and a maximum of 4,560,500 of the Issuer’s Class A Common Shares in the aggregate, subject to exchange adjustments as provided in the PIES.

To the extent that the underwriter for Retail Ventures’ offering of PIES exercises in full its option to purchase additional PIES, this free writing prospectus will relate to up to an additional 684,075 of the Issuer’s Class A Common Shares.

Security interest:	The Issuer has been further advised by Retail Ventures that it will initially pledge for the benefit of the holders of the PIES 4,560,500 of the Issuer’s Class B Common Shares held by Retail Ventures pursuant to the terms of a collateral agreement between Retail Ventures and HSBC Bank USA, National Association, as collateral agent.

Exchange:	The Issuer has been advised by Retail Ventures that, on the maturity date of the PIES or any earlier date on which Retail Ventures shall be obligated to deliver the Issuer’s Class A

Common Shares in exchange for the PIES (referred to as an “exchange date”), it will deliver with respect to each $50 in principal amount of PIES, a number of the Issuer’s Class A Common Shares equal to an “exchange ratio” calculated as follows:

*If the applicable market value (as defined in the indenture governing the PIES) of the Issuer’s Class A Common Shares is equal to or greater than the threshold appreciation price of $34.95, which is 27.5% above the initial price of $27.41, the exchange ratio will be 1.4306 Class A Common Shares.

*If the applicable market value of the Issuer’s Class A Common Shares is less than the threshold appreciation price but greater than the initial price, the exchange ratio will be equal to $50 divided by the applicable market value, which is between 1.4306 and 1.8242 Class A Common Shares.

*If the applicable market value of the Issuer’s Class A Common Shares is less than or equal to the initial price, the exchange ratio will be 1.8242 Class A Common Shares.

New York Stock Exchange Symbol for the DSW Class A Common Shares:	DSW

      The Issuer has filed a registration statement on Form S-3 (including a prospectus) with the United States Securities and Exchange Commission, or the SEC, for the offering of the Issuer’s Class A Common Shares to which this communication relates. You should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriter for the offering of the PIES will arrange to send you the prospectus if you request it by calling toll-free (888) 603-5847.
      ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.